EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Bank plc together with its subsidiaries (the Group) on a consolidated basis as at 30 June 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Jun 2025 £m

Equity
Ordinary shareholders’ equity	36,175
Other equity instruments	5,758
Non-controlling interests	76
Total equity	42,009

Indebtedness
Subordinated liabilities	7,842
Debt securities
Debt securities in issue at amortised cost	42,103
Liabilities designated at fair value through profit or loss	4,362
Total debt securities	46,465
Total indebtedness	54,307

Total capitalisation and indebtedness	96,316
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2025, all indebtedness was unsecured except for £15.4 billion of securitisation notes and covered bonds and £0.9 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of other equity instruments since 30 June 2025.
There has been no material change in the information set forth in the table above since 30 June 2025.